Exhibit 99.1

Rogers Communications Inc. Announces Amendments to its Dividend Reinvestment Plan to Permit Discount for Shares Issued under the Plan; 2% Discount for Shares to be Issued in Connection with Reinvestment of Previously Declared Dividend Payable on October 3, 2023

TORONTO, August 11, 2023—Rogers Communications Inc. (“Rogers”) today announced that it has amended its Dividend Reinvestment Plan (the “Plan”) to permit, at the Board of Directors’ discretion, a small discount when shares are issued from treasury under the Plan. Under the Plan, shareholders may elect to have dividends on their shares reinvested in additional Class B Non-Voting Shares (“Class B Shares”) of Rogers.

In connection with the previously declared dividend payable on October 3, 2023 to shareholders of record on September 8, 2023, Class B Shares will be issued by Rogers under the Plan from treasury at a 2% discount from the Average Market Price (as defined in the Plan). Previously, Class B Shares received by participants under the Plan were purchased in the Canadian open market with no discount from the Average Market Price.

Existing participants in the Plan will automatically have the discount applied to the reinvestment of their dividends on the October 3, 2023 dividend payment date. Registered shareholders resident in Canada or the United States wishing to join the Plan can obtain an enrolment form from Rogers’ agent, TSX Trust Company (Tel: 1-800-387-0825 (Canada and the United States); 416-682-3860 from outside North America; or e-mail at shareholderinquiries@tmx.com). Eligible beneficial or non-registered shareholders must contact their financial institution or broker to find out details on how they can participate.

In order to participate in time for the October 3, 2023 dividend payment date, enrolment forms from registered shareholders must be received by TSX Trust Company before the close of business on August 31, 2023. Eligible beneficial or non-registered shareholders should contact their financial institution or broker well in advance of the above date for instructions on how to enroll in the Plan.

A copy of the Plan describing the terms and conditions applicable to the Plan is available at https://investors.rogers.com/shareholder-information/dividend-information or from the agent at https://services.tsxtrust.com/InvestorServices/Search-DRIP?lang=en or by e-mail at shareholderinquiries@tmx.com. In addition, a copy of the Plan will be available under our profile at www.sedarplus.ca, and will also be available at www.sec.gov.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Distributions to U.S. participants under the Plan are being made solely through Rogers’ registration statement on Form F-3D (File No. 333-170234) filed with the Securities and Exchange Commission on October 29, 2010.

About Rogers Communications Inc.

Rogers is Canada’s leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Caution Concerning Forward-Looking Statements

This press release may include “forward-looking information” within the meaning of applicable securities laws. We caution that forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A comprehensive discussion of risks associated with forward-looking information can be found in Rogers’ public reports and filings, including the risks outlined in the section entitled “Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis of our audited consolidated financial statements as at and for the year ended December 31, 2022, and in the section entitled “Updates to Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis of our unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2023, which are available under our profile at www.sedarplus.ca, and are also available at www.sec.gov.

For more information:

Rogers Communications media contact

Sarah Schmidt

647.643.6397

media@rci.rogers.com

Rogers Communications investment community contact

Paul Carpino

647.435.6470

paul.carpino@rci.rogers.com